EXHIBIT 12

Worthington Industries, Inc.

Computation of Ratio of Earnings to Fixed Charges (1)

	Fiscal Year Ended
(in millions, except for ratios)	May 31,
	2017	2016	2015	2014	2013
Earnings (loss)(2):
Add:
Earnings before income taxes less net earnings attributable to non-controlling interest	$283.7	$202.7	$102.6	$208.6	$200.9
Distributions from unconsolidated affiliates	102.0	86.5	78.3	85.3	84.5
Capitalized interest amortization	0.2	0.4	0.4	0.5	0.6
Fixed charges (3)	30.1	31.9	36.0	26.9	24.1
Deduct:
Equity in net income of unconsolidated affiliates	(110.0)	(115.0)	(87.5)	(91.5)	(94.6)
Capitalized interest	(0.2)	(0.1)	(0.1)	(0.1)	0.0

Earnings	$305.8	$206.4	$129.7	$229.7	$215.5

Fixed charges (3):
Interest expense	$29.8	$31.7	$35.8	$26.7	$23.9
Capitalized interest	0.2	0.1	0.1	0.1	0.0
Interest portion of rent expense	0.1	0.1	0.1	0.1	0.1

Fixed charges	$30.1	$31.9	$36.0	$26.9	$24.0

Ratio of earnings to fixed charges	10.2	6.5	3.6	8.5	9.0

(1)	The ratio of earnings to fixed charges is computed by dividing the fixed charges of Worthington Industries, Inc. and our consolidated subsidiaries into earnings.
(2)

Earnings consists of earnings before income taxes less net earnings attributable to non-controlling interest (a) plus (i) distributions from unconsolidated affiliates, (ii) capitalized interest amortization and (iii) fixed charges and (b) less (i) equity in net income of unconsolidated affiliates and (ii) capitalized interest.

(3)

Fixed charges include interest expense (which includes the amortization of debt offering costs and fees related to our trade accounts receivable securitization facility), capitalized interest, and the portion of rent expense which is deemed to be representative of the interest factor.